

July 15, 2021

David Briones
Managing Member
Larkspur Health Acquisition Corp.
100 Somerset Corporate Blvd., 2nd Floor
Bridgewater, New Jersey 08807

> **Re: Larkspur Health Acquisition Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed July 7, 2021**
> **File No. 333-256056**

Dear Mr. Briones:

 We have reviewed your amended registration statement and have the following comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

 After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1

Exhibit 4.4 (Warrant Agreement), page II-7

1. We note Section 9.3 of your Warrant Agreement provides that any action, proceeding or claim arising out of or relating in any way to the agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York. Please revise this provision to state the extent to which the provision applies to actions arising under the Exchange Act and the Securities Act, consistent with your prospectus disclosure. In the alternative, tell us how you will make future investors aware of the applicability of the provision to Securities Act and Exchange Act actions.

You may contact Michelle Miller at 202-551-3368 or Sharon Blume at 202-551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Todd Schiffman at 202-551-3491 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance